Exhibit 12
	ONEOK, Inc.
	Computation of Ratio of Earnings to Fixed Charges
	Years Ended December 31,

(Unaudited)	2009		2008		2007		2006		2005
	(Thousands of dollars)

Fixed Charges, as defined
Interest on long-term debt	$292,768		$254,765		$249,925		$233,152		$117,365
Other interest	20,411		44,858		16,115		4,493		27,031
Amortization of debt discount, premium and expense	4,597		4,421		5,710		4,115		3,935
Interest on lease agreements	20,221		29,524		37,448		12,738		20,781
Total Fixed Charges	337,997		333,568		309,198		254,498		169,112
Earnings before income taxes and undistributed income of equity method investees	718,656		771,239		681,169		747,950		647,308
Earnings available for fixed charges	$1,056,653		$1,104,807		$990,367		$1,002,448		$816,420
Ratio of earnings to fixed charges	3.13	x	3.31	x	3.20	x	3.94	x	4.83	x

For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.